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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 5)

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 5)

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                                INCONTROL, INC.
                           (NAME OF SUBJECT COMPANY)

                           PEGASUS ACQUISITIONS CORP.

                     AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF

                              GUIDANT CORPORATION
                                   (BIDDERS)

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                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   45336L103
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

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                                J.B. KING, ESQ.
                              GUIDANT CORPORATION
                              111 MONUMENT CIRCLE
                          INDIANAPOLIS, IN 46204-5129
                                 (317) 971-2000
  (NAMES, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                    AND COMMUNICATIONS ON BEHALF OF BIDDER)

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                          COPIES OF COMMUNICATIONS TO:
                             BERNARD E. KURY, ESQ.
                           JONATHAN L. FREEDMAN, ESQ.
                              DEWEY BALLANTINE LLP
                          1301 AVENUE OF THE AMERICAS
                               NEW YORK, NY 10019
                                 (212) 259-8000

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  This Amendment No. 5 amends and supplements the Tender Offer Statement on
Schedule 14D-1/Schedule 13D, initially filed August 17, 1998, as amended (the "Schedule 14D-1"), of Guidant Corporation, an Indiana corporation, and its wholly-owned subsidiaries, Cardiac Pacemakers, Inc., a Minnesota corporation, and Pegasus Acquisitions Corp., a Delaware corporation ("Purchaser"), relating to Purchaser's tender offer for all of the outstanding stock of InControl, Inc., a Delaware corporation, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 17, 1998 (the "Offer to Purchase"). Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Offer to Purchase or the Schedule 14D-1.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

The information set forth in paragraphs (a) and (b) of Item 6 of the Schedule 14D-1 is hereby amended and supplemented as follows

        The Offer expired at 12:00 midnight, New York City time, on September 14, 1998. According to a preliminary count by the Depositary, there were validly tendered 21,346,323 Shares (including 862,077 Shares subject to guarantees of delivery). The Shares so tendered represent approximately 97.7 percent of the outstanding Shares. The Purchaser accepted for payment all such Shares validly tendered according to the terms of the Offer.

ITEM 10. ADDITIONAL INFORMATION.

        Pursuant to the Merger Agreement, the Purchaser intends to effect the Merger in which each remaining Share will be converted into the right to receive $6.00 in cash, without interest thereon.

        A press release issued by Parent and the Company is filed as Exhibit (a) 10 and is incorporated herein by reference.

EXHIBIT
NUMBER                              DESCRIPTION OF DOCUMENT
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(a)(10)  Form of press release issued by Parent and the Company on September 15, 1998.

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: September 15, 1998

                                          Pegasus Acquisitions Corp.

                                             /s/ A. Jay Graf
                                          By: _________________________________
                                            A. Jay Graf
                                            President

                                          Cardiac Pacemakers, Inc.

                                             /s/ A. Jay Graf
                                          By: _________________________________
                                            A. Jay Graf
                                            President and Chief Executive
                                            Officer

                                          Guidant Corporation

                                             /s/ A. Jay Graf
                                          By: _________________________________
                                            A. Jay Graf
                                            Vice President